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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.  Investment Company Act File Number:                                Date ex

        811-4852                                                       9-1-00
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2.  State identification Number:
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       AL               AK               AZ              AR
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       CT               DE               DC              FL
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       ID               IL               IN              IA
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       LA               ME               MD              MA
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       MS               MO               MT              NE
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       NJ               NM               NY              NC
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       OK               OR               PA              RI
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       TN               TX               UT              VT


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       WV               WI               WY              PUERTO RICO
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       Other (specify):
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3.  Exact name of investment company as specified in representation statement:

    The Victory Portfolios
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5.  Address of principal executive office (number, street, city, state, zip code):

       BISYS FUND SERVICES, 3435 STELZER ROAD, COLUMBUS, OHIO 43219-8001
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INSTRUCTIONS

This form must be completed by investment companies that have custody of securities or similar investments.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s) if applicable

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[LETTERHEAD OF PRICEWATERHOUSECOOPERS APPEARS HERE]


                       Report of Independent Accountants

To the Trustees of
 The Victory Portfolios:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The Victory Portfolios' (constituting the Institutional Money Market Fund, Federal Money Market Fund, U.S. Government Obligations Fund, Prime Obligations Fund, Financial Reserves Fund, Tax-Free Money Market Fund, Gradison Government Reserves Fund, Ohio Municipal Money Market Fund, Limited Term Income Fund, Intermediate Income Fund, Fund For Income, Investment Quality Bond Fund, National Municipal Bond Fund, New York Tax-Free Fund, Ohio Municipal Bond Fund, Balanced Fund, Convertible Securities Fund, Real Estate Investment Fund, Value Fund, Lakefront Fund, Established Value Fund, Diversified Stock Fund, Stock Index Fund, Growth Fund, Special Value Fund, Small Company Opportunity Fund, International Growth Fund, Nasdaq-100 Index Fund, LifeChoice Moderate Investor Fund, LifeChoice Growth Investor Fund, and LifeChoice Conservative Investor
Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 1, 2000. Management is responsible for The Victory Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about The Victory Portfolios' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about The Victory Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 1, 2000, and with respect to agreement of security purchases and sales, for the period from June 9, 2000, (the date of our last examination), through September 1, 2000:

- Count and inspection of all securities located in the vault of Key Trust Company of Ohio, National Association in Cleveland, Ohio, without prior notice to management;

- Confirmation of all securities held by institutions in book entry form the Federal Reserve Bank of Cleveland, the Depository Trust Company, or Bank of New York;

-  Confirmation of all securities out for transfer with brokers;

- Confirmation, or other procedures as we considered necessary, of all mutual fund investments with transfer agents;

- Reconciliation of all such securities to the books and records of The Victory Portfolios and the Custodian;

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 PricewaterhouseCoopers [LOGO]

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Key Trust Company of Ohio, National Association's records; and

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on The Victory Portfolios' compliance with specified requirements.

In our opinion, management's assertion that The Victory Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 1, 2000, except for non-compliance as described in management's report, with respect to securities reflected in the investment account of The Victory Portfolios are fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP

December 7, 2000

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   Management Statement Regarding Compliance with Certain Provisions of the
                        Investment Company Act of 1940

We, as members of management of The Victory Portfolios, (constituting the Institutional Money Market Fund, Federal Money Market Fund, U.S. Government Obligations Fund, Prime Obligations Fund, Financial Reserves Fund, Tax-Free Money Market Fund, Gradison Government Reserves Fund, Ohio Municipal Money Market Fund, Limited Term Income Fund, Intermediate Income Fund, Fund For Income, Investment Quality Bond Fund, National Municipal Bond Fund, New York Tax-Free Fund, Ohio Municipal Bond Fund, Balanced Fund, Convertible Securities Fund, Real Estate Investment Fund, Value Fund, Lakefront Fund, Established Value Fund, Diversified Stock Fund, Stock Index Fund, Growth Fund, Special Value Fund, Small Company Opportunity Fund, International Growth Fund, Nasdaq-100 Index Fund LifeChoice Moderate Investor Fund, LifeChoice Growth Investor Fund, and LifeChoice Conservative Investor Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of The Victory Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 1, 2000, and from June 9, 2000 through September 1, 2000.

Based on this evaluation, we assert that The Victory Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 1, 2000, and from June 9, 2000, through September 1, 2000, with respect to securities reflected in the investment accounts of The Victory Portfolios, except for the following item:

- The custody records for the Investment Quality Bond Fund did not reflect a purchase transaction of 50,000 shares of Ogden Corporation.


The Victory Portfolios

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